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                                 Ropes & Gray
                            One International Place
                       Boston, Massachusetts  02110-2624
                                (617) 951-7000
                           Telecopier (617) 951-7050


                                        November 26, 1996


Cash Accumulation Trust
2187 Atlantic Street
Stamford, CT 06902

Gentlemen:

     You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 5,065,443,358 shares of beneficial interest (the "Shares"), par value $0.00001, of Cash Accumulation Trust (the "Trust"), sold in reliance upon the Rule during your fiscal year ended
September 30, 1996.

     We have examined the Trust's Agreement and Declaration of Trust dated
April 27, 1984, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the "Agreement and Declaration of Trust"). We are familiar with the actions taken by the Trust's Trustees to authorize the issue and sale from time to time of shares of beneficial interest of the Trust at not less than net asset value and not less than par value, and have assumed that the Shares have been issued and sold in accordance with such actions. We have also examined a copy of the Trust's By-laws, as amended through May 24, 1991, and such other documents as we have deemed necessary for the purposes of this opinion.
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Cash Accumulation Trust              - 2 -                    November 26, 1996


     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.

                                        Very truly yours,



                                        Ropes & Gray




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